Mail Stop 3720

September 8, 2006

Micah Grinstead
Radiate Research, Inc.
Suite 444
300 March Road
Ottawa, ON, K2K 2E2
Canada

> **Re:    Radiate Research, Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed August 29, 2006**
> **File No. 333-131249**

Dear Mr. Grinstead:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 5

The Offering

1.    We note your added disclosure in response to prior comment four. Please further update the amount of revenues and losses generated since inception through the end of your most recent fiscal year, May 31, 2006.

2.    In prior comment six, we asked that you discuss here and in the Business section the reason(s) for the corporate reorganization. Your revised disclosure indicates that it was undertaken "to facilitate an orderly market." Please elaborate.

Selected Financial Data, page 12

3.      The table indicates that there are 10,850,000 shares of common stock outstanding. Please tell us how you arrived at this amount or revise the table accordingly.

Currency Exchange Rate Information, page 13

4.      As requested in prior comment 10, update the exchange rate information as of the latest practicable date and provide the high and low exchange rates for each month during the previous six months.   See Item 3A.3 to Form 20-F.

Management's Discussion and Analysis, page 15

Overview, page 15

5.      We note that you recently received revenues from your licensee.  We also note on your website recent placements of your Mothers Warmth product in various retail outlets (e.g., Bebe Depot Plus, HauteMama, Holly, Cote Kid and Toys R Us).  In light of your need to provide updated financials, please update the Overview and Results of Operations sections of MD&A to reflect the impact of these developments on your financial condition and operations.  Please also update the Business section to address these new distribution channels.  To the extent you have entered into agreements with these retailers, please file them as exhibits.  If you have not, so state.  Please also clarify whether these new channels were developed by the company or by your licensee.

6.      Please update the disclosure regarding the current status of Abond's outsourced manufacturing capabilities in China.

7.      Your added disclosure in response to prior comment 13 does not address why your revenue recognition accounting policy is considered a critical accounting policy of the company.  Revise to explain why your application of your revenue recognition policy involves your "most difficult, subjective or complex judgments…"  In addition, you are encouraged to review your entire document for typographical errors which obfuscate the disclosure.

Liquidity and Capital Resources, page 17

8.      Despite your revised disclosure in response to our prior comment 15, the reason the derivative liability exists is still not clear. Revise to further explain what it is and why it exists.

9.      We note your added disclosure to prior comment 16; however, the disclosure
        should be further clarified to make clear why some shares underlying warrants
        purchased pursuant to the Securities Purchase Agreement are not subject to
        registration rights and why other shares underlying warrants are.  In addition, the
        Securities Purchase Agreement indicates that 1.4 million Class "A" common
        shares were sold but your disclosure indicates that an additional 1,562,500 Class
        "A" common shares were sold too and are not subject to registration rights.
        Explain where these additional shares came from and why they are not subject to
        registration.

10.     As noted in prior comment 16 to our letter dated July 19, 2006, you appear to be
        subject to liquidated damages associated with certain registration rights.  Clarify
        what these liquidated damages are, whether you are currently subject to them, the
        amount, and the impact of them on your liquidity.  Please also highlight their
        existence and impact in a risk factor.

## Management, page 22

11.     We are unable to locate a business description for Ronen Katz in your non-
        redlined filing.  Please revise.

## Executive Compensation, page 24

12.     Please update your compensation information to reflect compensation for the year
        ended May 31, 2006.

## Principal Shareholders, page 26

13.     Please explain what you mean by "fully diluted basis" in the opening paragraph.

14.     We note your added disclosure indicating that the voting rights of holders of the
        Special Class A and B common shares has not been reflected in the tables.  Revise
        to include one table that shows each person's ownership (actual and percentage of
        total) of your three classes of common stock culminating in a final column each
        persons' total voting power taking into consideration the voting rights of each
        class of  common shares.

15.     Please confirm the percentage of Class A common shares held by each of your
        principal shareholders.  Based on 1,637,400 shares outstanding and the amounts
        presented in the first column, we arrive at different percentages from those
        presented in the table.

16.     Tell us why you have not included the warrants in the beneficial ownership amounts for Bayside Associates, Manillo Investors, Kensington Group, Trufello Associates and Castigate Group.

17.     Tell us how you arrived at the calculations in the Post Conversion column.

Selling Shareholders, page 28

18.     Tell us why you have not included any amounts under Column C.

19.     Tell us how you arrived at 93.47% at the bottom of the "Warrant Holders Who Also Hold Class 'A' Common Shares" table.

Description of Share Capital, page 37

20.     Revise to clarify whether Class B Common Shares have the same voting rights (one vote per share) as Class B Common Shares prior to conversion.  In addition, identify the differences between the Special Common Shares and Common Shares.

Financial Statements

21.     Please update your financial statements in the next amendment to Form F-1, as required by Items 8A4 and 5 of Form 20-F.

22.     We note your response to comment 33. Advise us how you apply EITF 03-06 in determining that the Class A special shares are not to be included as common share equivalents for basic earnings (loss) per share calculation, and expand your disclosure in Note 1 on page F-8 to tell readers why these shares are excluded in the calculation.

23.     We note your response to comment 34. However, we cannot locate your consent. Please advise us or provide a currently dated auditors' consent in your next amendment to Form F-1, as we previously requested.

Part II

Item 7.  Recent Sales of Unregistered Securities

24.     We note your response to prior comment 35 and we direct your attention to Item 7 of Form F-1.  As requested in our July 19, 2006 letter and in prior comment 50 to our letter dated February 17, 2006, please update this section to include all transactions to the present.  Please also provide all of the information required by Item 701 of Regulation S-K. For example, include the date, title and amount of

securities sold for each transaction and the exemption from registration that you relied upon. Please also identify the persons or class of persons to whom you sold the securities. For transactions in which you sold securities to individuals, specify whether the purchasers are affiliated with your company.

Signatures

25.     Update the signature date of the registration statement from June 26, 2006 in your next amendment.

Exhibits

26.     Despite your response, we are unable to locate the warrants exhibit. See prior comment 37.


*     *     *     *


As appropriate, please revise your Form F-1 in response to these comments. You may wish to provide us with marked copies of the submission to expedite our review. Please furnish a cover letter with your submission that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your submission and responses to our comments.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352, if you have any questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, (202) 551-3389, or me, at (202) 551-3810, with any other questions.


Sincerely,


Larry Spirgel
Assistant Director


cc:     David M. Dobbs, Esq.
        Fax: (928) 469-8118